SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 7, 2025
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Team Leader

KT 3Q25 EarningsRelease 2025.11. | Investor Relations

2 Disclaimer This presentation has been prepared by KT Corp.(the “Company”) inaccordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036

1 3Q25 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 3Q25 Highlights

Financials
OP increased, driven by real estate PJT*, CT and group portfolio growth

(Unit: KRW)

Cons.	Revenue	7,126.7bn (YoY +7.1%)	Sep.	Revenue	5,109.0bn (YoY +7.2%)
	Operating Profit	538.2bn (YoY +16.0%)		Operating Profit	340.9bn (YoY +0.6%)

* Gwangjin-gu Lotte Eastpole Apartment

** Operating profit up 26.2% YoY(consolidated) / 14.6% YoY(separate), excluding one-off wage negotiation cost(KRW 47.5bn.)

Hacking incidents

✓ **Customer compensation measures**

- USIM replacement for total KT subscribers
- 368 subs. (affected by unauthorized micropayments)
  : Full reimbursement (Total KRW 240mn.)
- 22,227 subs. (affected by illegal base station connections)
  : Compensation package (incl. cancellation fee waivers)

✓ **Measures to prevent recurrence**

- Strengthened micro base station and mgmt. system
- Real-time fraud [abnormal payments] monitoring system
- Abnormal access/device-change blocking system [FDS]
- Investment of KRW 1tn. over five years for security

Strengthening AX Biz.

✓ **Launched multi-AI models**

- KT developed [Mi:dm 2.0] /MS collaboration [SOTA K] / Open-source [Llama K]

✓ **New products based on MS partnership**

- GPUaaS [Sep.10], Secure Public Cloud [4Q]

✓ **Opened 'KT Innovation Hub'** (Oct.20)

- Tailored AX consulting by KT-MS experts

Shareholder return

✓ **3Q25 dividend** (Payment '25.11.20)

- DPS KRW 600 ('25 YTD KRW 1,800)

4

1-2 FY2028 Financial Target and Action Plans

AICT Company kt

2028 Target — Consolidated **ROE 9% ~ 10%**

AICT Transformation	Secure Profitability	Asset Optimization	Additional Shareholder Return
AI/IT Rev. Share Up 3x of 2023	Consolidated **OP Margin 9%**	**Non-Core Asset Liquidation**	KRW **1tr. Share buyback**
Attain top-tier AI/Cloud capabilities (by global big tech partnership)	Enhance OP through streamlining low-profit biz.	Liquidate non-core assets and idle real estate	Enhance capital efficiency through additional returns
Progress [2024~2025.3Q] Strengthened AX capability with strategic partnership (AI model SOTA K, Palantir partnership)	Improved Business and cost structure (Low-margin 39 biz., KRW 50bn.)	Monetized non-core assets (Profit KRW82.4bn./Cash KRW275.7bn)	'25 Share buyback KRW 250bn. (Cancellation will be executed in consideration of foreign ownership limits)

Strategy Integrate AI into core biz. Telco, Media, NW, IT, accelerate growth of B2B AX and revamp mgmt. structure

5

1 3Q25 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

7 Income Statement 1 (Unit: KRW bn) 1) OP Margin1 = Operating Income/Service Revenue3Q24 2Q25 3Q25 QoQ YoY Operating Revenue 6,654.6 7,427.4 7,126.7 -4.0% 7.1% Service Revenue 5,752.0 5,817.8 5,920.8 1.8% 2.9% Sale of goods 902.7 1,609.6 1,205.9 -25.1% 33.6% Operating Expense 6,190.5 6,412.6 6,588.6 2.7% 6.4% Operating Income 464.1 1,014.8 538.2 -47.0% 16.0% Margin 7.0% 13.7% 7.6% -6.1%p 0.6%p Margin1 8.1% 17.4% 9.1% -8.4%p 1.0%p Non-op. Income/Loss 45.0 -39.9 55.3 Turned to profit 22.9% Income before taxes 509.1 974.9 593.4 -39.1% 16.6% Net Income 383.2 733.3 445.3 -39.3% 16.2% Margin 5.8% 9.9% 6.2% -3.6%p 0.5%p EBITDA 1,428.9 1,990.7 1,503.9 -24.5% 5.2% Margin 21.5% 26.8% 21.1% -5.7%p -0.4%p Revenue +7.1% YoY driven by growth in telecom, real estate, and cloud/DC business OP +16.0% reflecting KT Group-wide efforts for profitability and gains from real estate development

OP. expenses +6.4% YoY, led by higher cost of service, goods sold(COGS) and selling expense 8 K-IFRS / Consolidated Operating Expenses 2 (Unit: KRW bn) [Selling Expense (KT Separate)] (Unit: KRW bn) OP. expenses +6.4% YoY, led by higher cost of service,goods sold(COGS) and selling expense K-IFRS / Consolidated2Q24 1Q25 2Q25 QoQ YoY Operating Expenses 6,190.5 6,412.6 6,588.6 2.7% 6.4% Labor Cost 1,118.3 1,119.4 1,167.6 4.3% 4.4% General Expense 2,692.6 2,639.7 2,725.9 3.3% 1.2%—Depreciation 964.8 975.9 965.7 -1.0% 0.1% Cost of Service 699.7 755.8 778.5 3.0% 11.3% Selling Expense 600.8 615.1 632.6 2.8% 5.3% Cost of Goods sold 1,079.0 1,282.6 1,283.9 0.1% 19.0% [Selling Expense (KT Separate)] 3Q25 2Q25 3Q24 QoQ YoY Selling Expense 623.9 655.8 669.8 2.1% 7.4% (Unit: KRW bn)

9 Balance Sheet 3 Net Debt/equity ratio -2.3%p QoQ due to lower borrowings (Unit: KRW bn) K-IFRS / Consolidated Sep. 30, 2024 Jun. 30, 2025 Sep. 30, 2025 QoQ YoY Assets 42,750.4 42,193.3 43,012.8 1.9% 0.6% Cash & Cash equivalents 3,953.9 3,794.4 3,890.3 2.5% -1.6% Liabilities 23,564.0 23,316.2 23,752.8 1.9% 0.8% Borrowings 9,768.6 10,750.2 10,532.3 -2.0% 7.8% Equity 19,186.4 18,877.1 19,259.9 2.0% 0.4% Capital Stock 1,564.5 1,564.5 1,564.5 — Net Debt 5,814.7 6,955.8 6,642.0 -4.5% 14.2% Debt / Equity 122.8% 123.5% 123.3% -0.2%p 0.5%p Net Debt / Equity 30.3% 36.8% 34.5% -2.3%p 4.2%p K-IFRS / Consolidated

10 CAPEX 4 K-IFRS / Separate and major subsidiaries Major Subsidiaries’ CAPEX Includes Finance, Media, Cloud/DC, Real Estate, etc. KT SeparateCAPEX Access network, Backbone Network, B2B and etc. K-IFRS / Separate and major subsidiaries (Unit: KRW bn) 3Q25 Total CAPEX Execution: KRW 1,329.5bn (KT Separate), KRW 634.2bn(Major Subsidiaries) 3,534 3,319 3,124 1,9642,721 2,412 2,300 1,330 813 907 824 634 2022 2023 2024 3Q25(Cum.) KT Major Subsidiaries Major Subsidiaries’ CAPEX Includes Finance, Media, Cloud/DC, Real Estate, etc. KT Separate CAPEX Access network, Backbone Network, B2B and etc.

1 3Q25 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

12 KT—Wireless Wireless service revenue +4.7% YoY with increased 5G subs (5G penetration 80.7%) Continued efforts to differentiate products, distribution and pricing 1 (Unit: KRW bn)3Q24 2Q25 3Q25 QoQ YoY Wireless 1,740.4 1,781.7 1,809.6 1.6% 4.0% WirelessService 1,656.5 1,704.8 1,733.6 1.7% 4.7% Interconnection 83.9 76.9 76.0 -1.1% -9.4% Handset (5G) Handset (exc. 5g) 2nd devise & lot MNVO 12

13 KT—Fixed Line Broadband revenue +2.3% YoY, due to increase in GiGA subscribers and value-added services Media rev. up +3.1% YoY, backed by IPTV subscriber net adds and premium plans uptake K-IFRS / Separate 2 (Unit: Thousands) BroadbandSubscribers (Unit: Thousands) IPTVSubscribers3Q24 2Q25 3Q25 QoQ YoY Fixed Line 1,312.6 1,334.5 1,331.9 -0.2% 1.5% Broadband 622.2 631.4 636.7 0.8% 2.3% Media 518.2 526.9 534.4 1.4% 3.1% Home Telephony 172.2 176.2 160.9 -8.7% -6.6%

K-IFRS / Separate

3 KT - B2B Services

- B2B services rev. +0.7% YoY, driven by growth in corporate telecom businesses, despite continued streamlining of low-margin businesses

(Unit: KRW bn)

	3Q24	2Q25	3Q25	QoQ	YoY
B2B Service	926.4	922.7	932.7	1.1%	0.7%

Corp. Broadband/Data Revenue

(Unit: KRW bn)


324.2
325.1
335.4
338.3
329.3
YoY +1.6%
3Q24
4Q24
1Q25
2Q25
3Q25

※ Corp. Broadband/Data rev includes: Leased line, Kornet, VPN, Global data

Revenue of AI/IT

(Unit: KRW bn)


312.2
259.9
280.7
317.6
294.3
YoY -5.7%
3Q24
4Q24
1Q25
2Q25
3Q25

※ AI/IT rev includes: AX platform-based including AICC, IoT, Multi/Hybrid Cloud, and Smart Mobility

14

15 Major Subsidiaries 4 kt cloud rev. +20.3% YoY, due to increased usage of DC from global clients and public AI Cloud ktestaterev+23.9%YoY,supported by growth in hotel business and new development* project *Daejeon HR Center (Unit: KRW bn) *kt nasmedia,kt studiogenie(Genie music, Storywiz, and others incl.) *The performance of PlayD was reflected up to 1Q25(disposed on Apr. 3,2025) Subsidiaries’ OP Contribution (Unit: KRW bn) 15 Revenue of Major Subsidiaries (consolidated)3Q24 2Q25 3Q25 QoQ YoY BCCard 931.4 909.8 918.3 0.9% -1.4% kt skylife 256.9 247.2 246.9 -0.1% -3.9% Content Subsidiaries* 156.2 143.5 153.3 6.8% -1.8% kt cloud 207.0 221.5 249.0 12.4% 20.3% kt estate 150.8 160.4 186.9 16.5% 23.9%

1 3Q25 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	3Q24	4Q24	1Q25	2Q25	3Q25
Operating revenue	**6,654.6**	**6,575.6**	**6,845.1**	**7,427.4**	**7,126.7**
Service revenue	5,752.0	5,754.7	5,700.4	5,817.8	5,920.8
Sale of goods	902.7	820.9	1,144.7	1,609.6	1,205.9
Operating expense	**6,190.5**	**7,230.7**	**6,156.3**	**6,412.6**	**6,588.6**
Cost of Service	5,111.5	6,256.7	5,114.1	5,129.9	5,304.6
Labor cost	1,118.3	2,189.6	1,121.8	1,119.4	1,167.6
General expense	2,692.6	2,791.2	2,655.8	2,639.7	2,725.9
Cost of service	699.7	667.5	738.4	755.8	778.5
Selling expense	600.8	608.4	598.0	615.1	632.6
Cost of Goods sold	1,079.0	974.0	1,042.3	1,282.6	1,283.9
Operating income	**464.1**	**-655.1**	**688.8**	**1,014.8**	**538.2**
N-OP income (loss)	**45.0**	**-354.9**	**23.1**	**-39.9**	**55.3**
N-OP income	35.8	611.5	199.1	351.4	132.7
N-OP expense	-11.1	969.7	167.9	407.1	74.2
Equity Method (G/L)	-1.9	3.3	-8.2	15.7	-3.3
Income bf tax	**509.1**	**-1,010.1**	**711.8**	**974.9**	**593.4**
Income tax	125.9	-240.4	145.0	241.6	148.2
Net income	**383.2**	**-769.6**	**566.8**	**733.3**	**445.3**
NI contribution to KT	357.3	-655.6	539.8	687.9	391.5
EBITDA	**1,428.9**	**318.0**	**1,657.4**	**1,990.7**	**1,503.9**
EBITDA Margin	21.5%	4.8%	24.2%	26.8%	21.1%

KT Separate	3Q24	4Q24	1Q25	2Q25	3Q25
Operating revenue	**4,765.0**	**4,571.6**	**4,682.0**	**4,772.8**	**5,109.0**
Service revenue	4,069.0	3,995.8	4,044.5	4,131.7	4,179.9
Handset revenue	696.0	575.8	637.5	641.1	929.1
Operating expense	**4,426.1**	**5,316.6**	**4,281.9**	**4.304.1**	**4,768.1**
Cost of Service	3,688.7	4,713.8	3,620.7	3.677.4	3,837.8
Labor cost	534.6	1,545.1	460.2	463.0	492.8
General expense	1,832.7	1,905.9	1,875.7	1.856.0	1,956.7
Cost of service	685.6	620.0	647.5	690.6	707.4
Selling expense	635.7	642.8	637.4	667.8	680.9
Cost of Devices sold	737.3	602.8	661.2	626.7	930.3
Operating income	**338.9**	**-745.0**	**400.1**	**468.7**	**340.9**
N-OP income (loss)	**69.2**	**-134.5**	**48.2**	**-46.2**	**39.3**
N-OP income	32.5	538.7	158.2	317.6	72.6
N-OP expense	-36.7	673.2	110.0	363.9	33.2
Income bf tax	**408.0**	**-879.5**	**448.3**	**422.5**	**380.2**
Income tax	98.2	-228.1	82.9	64.5	90.5
Net income	**309.8**	**-651.4**	**365.4**	**358.0**	**289.7**
EBITDA	**1,144.8**	**70.4**	**1,210.6**	**1.281.7**	**1,153.8**
EBITDA Margin	24.0%	1.5%	25.9%	26.9%	22.6%

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	3Q24	4Q24	1Q25	2Q25	3Q25
Assets	**42,750.4**	**41,880.0**	**42,185.6**	**42,193.3**	**43,012.8**
Current assets	**15,197.0**	**14,251.9**	**14,458.5**	**14,385.4**	**15,123.6**
Cash & cash equivalents	3,953.9	3,716.7	3,133.0	3,794.4	3,890.3
Trade & other receivables	4,304.2	3,987.3	4,217.8	3,955.6	4,215.7
Inventories	903.2	940.2	853.9	443.9	443.8
Other current asset	6,035.7	5,607.8	6,253.8	6,191.5	6,573.7
- Prepaid_Contract cost	1,236.7	1,233.6	1,325.3	1,304.0	1,450.7
- Contract assets	625.6	577.4	597.9	744.2	805.2
Non-current assets	**27,553.4**	**27,628.0**	**27,727.1**	**27,808.0**	**27,889.2**
Trade & other rec	357.0	381.8	336.3	378.3	422.1
Tangible assets	14,509.1	14,825.8	14,398.1	14,226.4	14,121.1
Other current assets	12,687.3	12,420.4	12,992.7	13,203.3	13,346.0
- Prepaid_Contract cost	485.2	504.6	462.3	631.5	629.2
- Contract assets	225.3	223.4	208.3	146.1	173.2
Liabilities	**23,564.0**	**23,883.4**	**23,847.3**	**23,316.2**	**23,752.8**
Current liabilities	**14,644.5**	**13,874.7**	**13,134.6**	**12,123.5**	**12,223.6**
Trade & other payables	7,712.9	7,394.8	6,952.5	7,077.7	7,770.5
Short-term borrowings	4,358.7	3,904.8	3,649.1	2,934.3	2,454.1
Others	2,572.9	2,575.2	2,533.0	2,111.4	1,999.0
- Contract liabilities	230.6	226.4	244.1	330.3	228.1
Non-current liabilities	**8,919.5**	**10,008.7**	**10,712.7**	**11,192.7**	**11,529.2**
Trade & other payables	573.4	578.4	372.4	383.7	386.6
Long-term borrowings	5,409.9	6,615.9	7,520.5	7,815.9	8,078.2
Others	2,936.2	2,814.3	2,819.9	2,993.2	3,064.4
- Contract liabilities	48.7	46.9	48.4	36.6	33.4
Equity	**19,186.4**	**17,996.5**	**18,338.3**	**18,877.1**	**19,259.9**
Retained earnings	14,675.2	13,779.8	14,197.4	14,739.9	14,986.2

KT Separate	3Q24	4Q24	1Q25	2Q25	3Q25
Assets	**29,957.1**	**29,528.9**	**29,041.0**	**29,008.7**	**29,049.2**
Current assets	**7,447.7**	**6,892.6**	**7,016.3**	**7,022.2**	**7,127.8**
Cash & cash equi.	1,608.7	1,540.6	1,150.6	1,419.9	1,095.5
Trade & other rec.	3,275.6	2,904.8	3,209.5	2,958.1	3,186.5
Inventories	264.6	224.7	190.2	166.7	155.2
Other current asset	2,298.8	2,222.5	2,465.9	2,477.5	2,690.7
- Prepaid_Contract cost	1,318.3	1,308.8	1,405.7	1,389.3	1,549.9
- Contract assets	542.0	521.1	521.4	667.8	707.8
Non-current assets	**22,509.4**	**22,636.3**	**22,024.7**	**21,986.5**	**21,921.4**
Trade & other rec	278.2	309.1	241.1	278.9	319.9
Tangible assets	11,185.6	11,477.7	11,068.3	10,913.7	10,748.7
Other current assets	10,116.8	9,953.2	9,856.6	9,941.2	10,028.4
- Prepaid_Contract cost	475.3	493.4	454.8	625.6	624.1
- Contract assets	201.7	198.2	182.3	116.1	140.1
Liabilities	**14,513.1**	**15,108.7**	**14,409.3**	**14,165.6**	**13,986.4**
Current liabilities	**8,074.9**	**7,633.2**	**7,265.4**	**7,074.7**	**6,539.8**
Trade & other payables	4,421.5	4,585.8	4,258.8	4,459.9	4,545.4
Short-term borrowings	2,860.3	2,434.2	2,263.0	1,895.4	1,310.4
Others	793.0	613.2	743.6	719.5	684.1
- Contract liabilities	210.5	208.4	217.8	204.8	198.3
Non-current liabilities	**6,438.2**	**7,475.5**	**7,144.0**	**7,090.9**	**7,446.6**
Trade & other payables	1,010.2	979.4	672.0	666.8	649.8
Long-term borrowings	4,290.7	5,437.7	5,417.6	5,184.4	5,499.5
Others	1,137.3	1,058.4	1,054.4	1,239.7	1,297.2
- Contract liabilities	32.9	34.5	37.5	28.0	27.3
Equity	**15,444.1**	**14,420.2**	**14,631.7**	**14,843.1**	**15,062.8**
Retained earnings	12,579.2	11,717.9	11,965.0	12,156.4	12,301.6

18

K-IFRS / Separate

3 Subscribers

(Unit: Thousands)

Wireless Subscribers	3Q 24	4Q 24	1Q 25	2Q 25	3Q 25	QoQ	YoY
Total	25,199	26,132	26,445	27,491	28,328	3.0%	12.4%
- MNO	17,997	18,950	19,186	19,842	20,271	2.2%	12.6%
- MVNO	7,203	7,182	7,259	7,649	8,057	5.3%	11.9%
5G Handset[1)]	10,251	10,400	10,552	10,866	11,048	1.7%	7.8%
Churn rate[2)]	1.0%	1.1%	1.0%	1.0%	1.1%	0.1%p	0.1%p
ARPU (KRW)[3)]	34,560	34,567	34,856	35,236	35,295	0.2%	2.1%

1) 5G Handset : Retroactively applied from 1Q23 based on the change of subscriber disclosure criteria by the MSIT (excludes 5G 2nd Device and 5G IoT)
2) Churn rate : Based on MNO subscribers (excludes IoT)
3) ARPU = Wireless revenue* / Wireless subscribers**
* Wireless revenue(3G, LTE, 5G incl.): Revenue of Voice/Data usage (Interconnection/Subscription fee exc.), VAS, Contract/ Bundled Discounts, and etc. incl.
** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M exc.)

(Unit: Thousands)

Fixed Line Subscribers	3Q 24	4Q 24	1Q 25	2Q 25	3Q 25	QoQ	YoY
Telephony	11,616	11,475	11,320	11,175	11,039	-1.2%	-5.0%
- PSTN	8,395	8,264	8,122	7,988	7,851	-1.7%	-6.5%
- VoIP	3,222	3,211	3,198	3,186	3,188	0.0%	-1.1%
Broadband	9,928	9,956	9,984	10,073	10,135	0.6%	2.1%
IPTV (GTV+GTS)	9,440	9,449	9,438	9,490	9,520	0.3%	0.8%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law
- Number of KT pay TV subscribers in 2H 2024 is 8,987,351 (6-month average)

19

KT